NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


                            iMillennium Capital Trust



Securities and Exchange Commission
Washington, D.C. 20549

                            NOTIFICATION OF ELECTION

           The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

           Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the County of Suffolk and the State of New York on the 27th day of October 2000.


                                   Signature:  IMILLENNIUM CAPITAL TRUST
                                           -----------------------------------
                                                    (Name of Registrant)


                                   By:        /S/ GIOVANNI A. URENA
                                           ------------------------------------
                                          (Name of director, trustee or officer
                                            signing on behalf of Registrant)

                                   Title:    SECRETARY
                                           ------------------------------------


Attest:    /S/ DENISE CANTELA
            ------------------
                 (Name)

           ASSISTANT TREASURER
           -------------------
               (Title)